ADVANCE LIFE SCIENCES HOLDINGS, INC.

1440 Davey Road

Woodridge, Illinois 60517

December 3, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

RE:	ADVANCED LIFE SCIENCES HOLDINGS, INC.
AMENDMENT NO. 2 TO FORM S-3 ON FORM S-1 REGISTRATION STATEMENT
(REGISTRATION NO. 333-154579)
FORM AW-APPLICATION FOR WITHDRAWAL OF AMENDMENT

Attention: Jeffrey P. Riedler

Pursuant to Rule 477(a) of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Advanced Life Sciences Holdings, Inc. (the “Registrant”) hereby requests withdrawal of its Amendment No. 2 on Form S-1 filed on November 26, 2008 to its Registration Statement on Form S-3 (File No. 333-154579) which was filed with the Securities and Exchange Commission on October 21, 2008.

Due to an EDGAR submission error, the Amendment erroneously bore the EDGAR code “S-3/A.” The Amendment should have been filed under the EDGAR Code “S-1/A.” Accordingly, the Registrant hereby requests the immediate withdrawal of the Amendment.  The Registrant intends to file a corrected amendment to the above-referenced registration statement bearing the appropriate EDGAR code simultaneously with the submission of this application.

Sincerely,

ADVANCED LIFE SCIENCES HOLDINGS, INC.

By:	/s/ Patrick Flavin
Name: Patrick Flavin
Title: General Counsel